SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.

                          FORM U-57
                     AMENDMENT NO. 1 TO
        NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
              Filed under section 33(a) of the
    Public Utility Holding Company Act of 1935, as amended

                  PSI Energy Argentina, Inc.
                    1000 East Main Street
                                 Plainfield, Indiana 46168
               (Name of foreign utility company)

                        Cinergy Corp.
  (Name of filing company, if filed on behalf of a foreign utility company)

  The Commission is requested to mail copies of all communications relating to this Notification to:

                       Cheryl M. Foley
                         Lisa Gamblin
                        Cinergy Corp.
                    139 East Fourth Street
                     Cincinnati, Ohio 45202

        Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of PSI Energy Argentina, Inc ("Energy Argentina"), an Indiana corporation and wholly-owned subsidiary of Cinergy, hereby notifies the Commission that Energy Argentina no longer requires status as a foreign utility company ("FUCO") within the meaning of section 33 of the Act.

       Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

       The name and business address of the company no longer claiming FUCO status is PSI Energy Argentina, Inc., 1000 East Main Street, Plainfield, Indiana 46168.

       Cinergy originally claimed FUCO status for Energy Argentina in a Form U-57 filing dated February 21, 1995, SEC File Number 073-00011 (the "1995 Notice"), by virtue of Energy Argentina's indirect ownership interest in and participation in the operation of Edesur, S.A. ("Edesur"), an electric distribution system serving the southern half of Buenos Aires, Argentina as more particularly described in the 1995 Notice.

       Energy Argentina sold all of its interest in Edesur to an unaffiliated company effective November 13, 1998.

       Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

       Not applicable.

                                    SIGNATURE

       The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                                     CINERGY CORP.

                                     By: /s/William L. Sheafer
                                         Vice President & Treasurer
  Dated:   December 9, 1998